Brian T. Gallagher, Esq. Admitted in Maryland, Virginia and Washington, DC	Email: BGallagher@G-E-Law.com

June 17, 2025

SENT VIA EDGAR FILING

Division of Corporation Finance

Office of Real Estate & Construction

Re:	Request for POS Qualification

CIK No. 0002016678

To the Division of Corporation Finance:

This letter is submitted on behalf of Bequest Bonds I, Inc., a Delaware corporation (the “Issuer”) in reference to the Issuer’s recently submitted Post-Qualification Amendment No. 3 (CIK No. 0002016678).

Please accept the attached amended POS in response to your letter, dated June 16, 2025, in which you request updated financials. The audited financials for 2024 are not yet ready. In lieu thereof, we have attached interim financials through April 30, 2025. Please feel free to contact me at the above number for any questions related to this letter.

Sincerely,
//BTG//
Brian T. Gallagher